SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13D-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)

COUNTRYWIDE FINANCIAL CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

222372104

(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 222372104	13D	PAGE 2 OF 9 PAGES

1	NAMES OF REPORTING PERSONS SRM GLOBAL FUND GENERAL PARTNER LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 31,717,524*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 31,717,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,717,524*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.48%*
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 222372104	13D	PAGE 3 OF 9 PAGES

1	NAMES OF REPORTING PERSONS SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 31,717,524*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 31,717,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,717,524*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.48%*
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP NO. 222372104	13D	PAGE 4 OF 9 PAGES

1	NAMES OF REPORTING PERSONS SRM FUND MANAGEMENT (CAYMAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 31,717,524*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 31,717,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,717,524*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.48%*
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 222372104	13D	PAGE 5 OF 9 PAGES

1	NAMES OF REPORTING PERSONS JONATHAN WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 31,717,524*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 31,717,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,717,524*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.48%*
14	TYPE OF REPORTING PERSON (see instructions) IN

The following items are amendments to the information included in the Schedule 13D dated January 31, 2008 (“Prior Schedule 13D”), filed by (i) SRM Global Master Fund Limited Partnership (the “Master Fund”), an exempted limited partnership established in the Cayman Islands, which is principally engaged in making investments in a broad range of assets; (ii) SRM Global Fund General Partner Limited (the “General Partner”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the general partner of the Master Fund, (iii) SRM Fund Management (Cayman) Limited (the “Investment Manager”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the investment manager of the Master Fund with respect to the assets directly owned by the Master Fund and the Master Fund’s day-to-day operation; and (iv) Jonathan Wood, a director and principal of the Investment Manager (“Mr. Wood”; each, a “Reporting Person” and, collectively, the “Reporting Persons”), with respect to Countrywide Financial Corporation, a Delaware corporation (the “Issuer”). Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

On January 31, 2008, the general partner of the Master Fund issued a press release announcing the filing of the Prior Schedule 13D and expressing SRM’s strong belief that the terms of the proposed merger with Bank of America are contrary to the interests of the Issuer’s shareholders. A copy of such press release is attached hereto as Exhibit 1 and its contents are incorporated in this Item 4.

On February 13, 2008, the Investment Manager sent a letter to the Board of Directors of the Issuer stating its view that the proposed merger with Bank of America is not in the best interests of the Issuer’s shareholders. A copy of the letter is attached hereto as Exhibit 2 and its contents are incorporated in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of January 24th, 2008, the Master Fund directly beneficially owned 31,717,524* Shares representing 5.48%* of the outstanding common stock of the Issuer based on the outstanding shares as of January 24, 2008.

* Includes 1,694,300 shares of the Issuer’s common stock underlying 16,943 exchange-traded put options that were sold by the Master Fund in open market transactions. The put options have a strike price of $7.50 per share and expire on April 19, 2008. If exercised by the holder, each put option obligates the Master Fund to purchase from the holder 100 shares of the Issuer’s common stock.

The General Partner is the general partner of the Master Fund and, accordingly, the General Partner has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund and, accordingly, has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Wood, as a director and principal of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of 31,717,524* Shares.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

A list of transactions during the past 60 days relating to the Issuer’s securities is attached in Exhibit 3 hereto (which amends and restates Exhibit 2 of the Prior Schedule 13D).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Between November 28, 2007 and January 11, 2008, the Master Fund purchased and sold exchange-traded put and call options (whose underlying security is the Issuer’s common stock) in open market transactions (as set forth in Exhibit 3 attached hereto which amends and restates Exhibit 2 of the Prior Schedule 13D). The Master Fund no longer holds any call options with respect to the Issuer’s common stock. As noted in Item 5 above, the Master Fund sold exchange-traded put options, which are currently outstanding, in open market transactions that give the holder the right to sell to the Master Fund 1,694,300 shares of the Issuer’s common stock. These put options do not give the any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer; accordingly, the Reporting Persons disclaim any beneficial ownership in any Issuer’s securities that underlie such call options.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description
1	Press Release, issued January 31, 2008

2	Letter dated February 13, 2008 to the Board of Directors of the Issuer

3	Amended and Restated Transactions in Issuer’s Securities During Last 60 Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

(Date)

/s/ Philip Price
(Signature)
Name:	Philip Price
Title:	Authorized Signatory

INDEX TO EXHIBITS

Exhibit Number	Description

1	Press Release, issued January 31, 2008

2	Letter dated February 13, 2008 to the Board of Directors of the Issuer

3	Amended and Restated Transactions in Issuer’s Securities During Last 60 Days